Annual Report 2013

Johnson Outdoors


Paddle


Camp

Leading with VALUE+PLUS




Fish


Dive



JOHNSON OUTDOORS



VALUE+PLUS RESULTS

Our 2013 performance keeps Johnson Outdoors on the path to long-term sustainable growth.

FY2013

$426.5
million revenue
+3.4% year-over-year

$25.6
million operating profit
+20% year-over-year

$19.3
million net income
+90% year-over-year

$1.95 earnings per diluted share

2
$100 million brands



VALUE+PLUS INNOVATION

Johnson Outdoors holds 191 U.S. and international patents and 43 pending patents for innovative technology across our portfolio. For nine consecutive years, new products have driven more than a third of our sales. In 2013, it was 45%.

Minn Kota® iPilot® Link™

let your motor &
fishfinder steer

**you
JUST
FISH**



Humminbird® | LakeMaster®

AutoChart™

any place you can fish,
you can map

Eureka!®
Midori 2

V3

enhanced tent system

LIVE LARGE

in the great outdoors

Old Town®
Predator fishing kayak

**Stand up
& cast** (yes, you can do that!)



VALUE+PLUS AWARDS

Our products are consistently recognized as the best by the industry and consumers. Here are a few of the top honors of 2013.

Jetboil®
Joule™
The Gear Institute
Best New Gear

Old Town®
Predator Fishing Kayak
ICAST and YakAngler.com
Boat of the Year

Humminbird® Bow Mount 360° Imaging®
ICAST **Best in Show** for Electronics


VALUE+PLUS
GLOBAL
PRESENCE

Our vision

To be the premier portfolio of leading outdoor equipment brands consistently creating value for consumers, customers, employees and shareholders.

Our mission

To exceed the ever-growing expectations of outdoor enthusiasts, and the channel customers that serve them, with the most innovative, most valued and most sought-after brands and equipment.

Products sold in **80** countries

1,200 employees

20 facilities worldwide



A message from the chairman

Leading with VALUE+PLUS

In the first year of our 2015 Value Plus plan, we continued as market leaders, maximized opportunities to enhance long-term profitability, and delivered winning results.

Two trends mark the outdoor recreation equipment industry. First, there's a tremendous revolution in technology. Evolution is speeding up, and the competition is heating up. Second, outdoor enthusiasts have less time to recreate, but they want to do more. And they expect their gear to help them make the most of every minute outdoors.

Embracing changing technology and exceeding consumer expectations are at the core of our 2015 Value Plus plan. Our value proposition is to enhance outdoor enthusiasts' experience with innovative equipment that meets their needs better than what's out there. We know we can do it; innovation is who we are, and our track record proves it.

In 2013, Year One of the plan, bad weather delayed the outdoor recreation season and affected all our businesses—yet we delivered winning results. Operating profit was the highest in more than 20 years, up 20 percent from 2012. Sales outpaced the markets and competition all year long.

Minn Kota®, Humminbird®, Cannon® and LakeMaster® brands drove higher sales in Marine Electronics. Jetboil® fueled growth in Outdoor Gear. Diving unveiled next-generation dive computers for 2014, and Watercraft, under new leadership, is on track to return to profitability by the end of next year.

2013 was exciting, but after 45 years in this industry, we know markets are cyclical. We celebrate success while pragmatically preparing for ongoing change. That means digging deeper than ever for meaningful innovation; maintaining a diverse portfolio of thriving businesses; and staying on top of the competitive landscape, where our success is attracting bigger players.

Our legacy began with turning good ideas into great innovation. As the industry matures, continued success demands more than good ideas. We need to mine information on how consumers learn about our products, what drives their purchase decisions and when and where they buy. Through industry-leading market research, consumer knowledge and business analytics we are uncovering new insights leading to powerful strategies and innovative new products.

Innovation is crucial to profitable growth. 2013 was the ninth consecutive year in which new products generated more than a third of our sales. And we have an exciting lineup of new products for 2014, including the SCUBAPRO® CHROMIS dive computer as well as the Old Town® Predator series in Watercraft, the Humminbird® 360 Imaging™ Bow Mount in Marine Electronics and the Jetboil® Joule™ in Outdoor Gear, which all took top trade show honors this year.

To deliver meaningful, Value-Plus innovation, we constantly seek "aha" insights—like realizing that a fishing kayak is bought by fishing enthusiasts who paddle, not paddling enthusiasts who fish. That insight sparked development of the Predator fishing kayak, which already has dealers raving. We are investing in additional market research and tools for data analytics to help us develop unique value-added programs for our retail partners, better ensure new product success and provide perspective for potential acquisitions.

To achieve a better balance of profitability across our portfolio, we have set clear priorities: Sustain leadership in fishing electronics. Gain share in core dive equipment segments. Improve performance in key paddling and camping specialty channels. Clearly, we must be at the top of our game in everything we do, making the most of our people's expertise, creativity and passion for the business.

We end 2013 having grown profits faster than sales, with a strong, healthy balance sheet. We are pleased that our cash position enables us to invest in growth and also pay a quarterly dividend to shareholders.

What sets Johnson Outdoors apart is unparalleled knowledge of the market, unique insights into outdoor enthusiasts and the technical know-how to turn those insights into winning products. Building on these strengths, I am confident we can continue to deliver Value Plus to our customers, consumers and shareholders.



Helen P. Johnson-Leipold
Chairman & Chief Executive Officer






WHERE WE ARE



Performing with VALUE+PLUS

Disciplined focus yields strong balance sheet, shareholder dividend

Fiscal 2013 was the first year of our new three-year strategic plan for sustained profitable growth and enhanced shareholder value. This Value Plus plan targets 3-5 percent compound annual revenue growth and a 6-7 percent operating margin by the end of fiscal 2015.

We met our Year One targets in 2013. Revenue increased 3.4 percent due to outstanding innovation and the acquisition of Jetboil®. Operating margin grew to 6 percent with operating profit of $25.6 million, a 20 percent increase over 2012 (43 percent when excluding last year's legal settlement benefits). Drivers include higher volume, lower operating expense and record profit in Marine Electronics. Net income of $19.3 million resulted in earnings per diluted share of $1.95, a 90 percent improvement over 2012, helped by a lower effective tax rate.

Operating expense year-over-year was down 0.6 percent as a percentage of sales. Interest expense declined by $1 million versus 2012. We expect a new cash-flow-based loan agreement to further reduce borrowing costs. During the first quarter, we acquired the Jetboil® brand for $15.4 million. Even so, we ended the year with debt at $8.3 million, the lowest debt level in the Company's history, and with a strong cash position of $55.7 million. In October we announced a quarterly dividend of $0.075 per share on Class A shares and $0.068 per share on Class B shares.

Our challenge is to deliver consistent performance and achieve a better balance of profitability across our portfolio. Outdoor recreation equipment markets have yet to return to pre-recession levels, and growth in dollars is not matched by growth in unit sales in any of the markets where we compete. Given the unpredictable recovery, we consider our 2015 financial targets as stretch goals.

We feel good about where we are and maintain a clear, disciplined focus on growing profits faster than sales. The balance sheet remains strong as we continue to drive costs out of operations and improve profitability. That gives us the flexibility to invest in future growth and enhance long-term value for shareholders—offering all our stakeholders the ultimate Value Plus.

Helen P. Johnson-Leipold
Chairman & Chief Executive Officer

David W. Johnson
Vice President & Chief Financial Officer

FY2013 Financial Snapshot

VALUE+PLUS PERFORMANCE

Scoring a bull's-eye for Year One targets

In the first year of our 2015 three-year Value Plus plan, Johnson Outdoors achieved Year One financial targets. Fiscal 2013 highlights include:

- Successful acquisition of Jetboil®
- Highest operating profit in more than 20 years
- Historic low debt, with $55.7 million in cash at year-end
- New financing agreement with reduced borrowing costs and improved terms
- Initiation of quarterly dividend

Operating Results*	2011	2012	2013
Net sales	$407,422	$412,292	$426,461
Gross profit	163,135	164,322	171,049
Operating profit	17,670	21,413	25,591
Net income	32,644	10,134	19,327
Diluted earnings per common share	$3.36	$1.03	$1.95
Diluted average common shares outstanding	9,287	9,379	9,523

Capitalization*	2011	2012	2013
Total debt	$14,972	$8,860	$8,333
Shareholders' equity	163,525	173,604	197,668
Total debt to total capital	8.4%	4.9%	4.0%

*($ Thousands, except per share amount)

Highest operating profit in over 20 years

Historic low debt

Net Sales Compared to
Operating Profit



430
410
390
370
350
26
22
18
14
382.4
407.4
412.3
426.5
14.6
17.7
21.4
25.6
FY '10
FY '11
FY '12
FY '13
Net Sales ($Millions)
Operating Profit ($Millions)
(Excluding unusual Items)

Operating Cash Flow



31,000
27,000
23,000
19,000
FY '10
FY '11
FY '12
FY '13
Operating Cash Flow ($Millions)
(Excluding unusual Items)

Cash, Net of Debt



60
40
20
0
10.8
29.5
50.0
47.4
FY '10
FY '11
FY '12
FY '13
Cash, Net of Debt ($Millions)

Profit per Employee



22
18
14
10
1,300
1,200
1,100
1,000
FY '10
FY '11
FY '12
FY '13
Number of Employees
Profit per Employee ($Thousands)*
(Excluding unusual Items)


HUMMINBIRD

LakeMaster® AutoChart™
by **Humminbird®**
creates contours on any lake
in three simple steps.

MARINE ELECTRONICS

Fishing Motors
Downriggers
Fishfinders
Digital Charts & Maps
Shallow Water Anchors

$247.7 million
FY2013 NET SALES

58%

Percent of JOUT sales

Humminbird® ONIX is the latest generation of sonar technology to provide unrivaled mapping and in-the-water views.


HUMMINBIRD


MINN KOTA
FORTREX

Minn Kota® Fortrex™ trolling motor

Marine Electronics leads the market with smart, integrated systems that make it more fun to fish.

In 2013, Marine Electronics delivered record sales and profits. Combined revenue for Minn Kota®, Humminbird®, Cannon® and LakeMaster® grew $16.5 million, or 7.1 percent. Since 2000, we've grown from one brand in one segment to four brands competing in 12 product segments—with Minn Kota and Humminbird each exceeding $100 million in sales for the third consecutive year. An exciting lineup of new products is scheduled to hit the marketplace in 2014.

Minn Kota, the industry innovation leader, has introduced the market's most powerful trolling motors, featuring 112 pounds of thrust. These energy-efficient models deliver extra power to fight wind and current, make quick adjustments and power through vegetation. They'll be available for Fortrex™, Terrova™, Riptide SF and Riptide ST bow-mount motors, and Riptide® Transom motors.

Humminbird unveiled an exciting new fishfinder platform in its ONIX and ION touchscreen units, for freshwater and bluewater anglers. Cross Touch™ technology lets users mark waypoints with a finger, name them via a virtual keyboard, zoom in on structures or chart locations, and swipe and drag screens to create custom views. It's the clearest picture yet of what's going on under the water.

LakeMaster's newest electronic mapping products, AutoChart™ and AutoChart PRO™, will let anglers chart any body of water, no matter how far off the beaten path. Now anglers can use AutoChart to map their favorite fishing spots, applying LakeMaster's patented shallow water highlight, depth highlight and water level offset features; view the map on their Humminbird fishfinder; and use the Minn Kota iPilot® Link™ to have their boat automatically follow the contour they've charted.


DIVING
Regulators
Buoyancy Compensators
Dive Computers
Masks/Fins/Snorkels
Wetsuits
$84.5 million
FY2013 NET SALES
20%
Percent of JOUT sales

SCUBAPRO® Aladin[2]
dive computer


SCUBA DEPTH
60 ft
DIVE TIME
61
36
73°F
ALADIN


SCUBAPRO
SCUBAPRO

SCUBAPRO®
Everflex wetsuit

SCUBAPRO® continues to be the world's #1 dive equipment brand.

A difficult economy in Europe and bad weather across key markets kept divers at home instead of in the water in 2013, resulting in reduced revenue in Diving. However, growth in Asia continued, and improved systems and processes helped limit the impact on Diving profitability, as SCUBAPRO® sustained its market leadership.

Innovation in underwater electronics is a priority. SCUBAPRO has just introduced a series of new dive computers for 2014, starting with the CHROMIS wrist computer. This high-end, high-style accessory offers exceptional readability with its large display and Katana-sharp characters. Its many tools include a full-featured dive computer, apnea gauge, timepiece and patented lap counter.

The Aladin[2] will also be available in 2014, a successor to the iconic Aladin Pro. Its classic "square" screen delivers unmatched clarity and readability, complementing the sophisticated core features.

Our innovations also help keep divers comfortable—and even fashionable. We redesigned our Everflex wetsuits with new Diamond Span water-draining interior torso plush to put an end to clammy wetsuits. The suits have fewer panels, for maximum stretch capacity, and fashion-forward black-and-white graphics. And we improved the Equator buoyancy compensator with Airnet water-shedding back padding, a flexible new travel backpack and the latest safety technology.

Every SCUBAPRO life support product goes through rigorous validation and testing in the pool and in open water to ensure each meets our industry-leading quality standards...assuring divers around the world that deep down, they'll enjoy the best.



Eureka!® Basecamp tents

Families who camp together experience more than a fun vacation. Research shows that kids who enjoy outdoor adventure with their families grow up to become outdoor enthusiasts. Our Basecamp tents target this market.

OUTDOOR GEAR & WATERCRAFT

Canoes & Kayaks
Paddles
Personal Flotation Devices
Tents
Compasses
Bags & Packs
Camp Furniture
Personal Cooking Systems

$95.0 million
FY2013 NET SALES


22%

Percent of JOUT sales

Jetboil® Joule™
group cooking system
brings convenience to backcountry or car camping with the ability to boil a full liter of water.



JETBOIL
JETBOIL



NECKY

Necky® Manitou 14™ kayak

Outdoor Gear & Watercraft build on a legacy of innovation to reach camping, hiking and paddling enthusiasts.

In 2013, our Outdoor Gear brand and technology portfolio expanded with Jetboil®, the world leader in personal cooking systems. Jetboil, together with Eureka!® camping gear and Silva® compasses, grew Outdoor Gear revenue 25 percent year-over-year.

Watercraft, led by a new team of industry veterans, focused on delivering innovation to drive growth in the all-important paddle specialty channel for Old Town®, Necky®, Ocean Kayak™, Carlisle® and Extrasport® brands. Global restructuring this year is expected to generate $2 million in annual savings and help return Watercraft to profitability by 2015. Meaningful innovation is designed to captivate camping and paddling markets in 2014.

Jetboil won The Gear Institute's Best New Gear award for its new Joule™ group cooking system, with a groundbreaking design that features a larger burner, cook pot and fry pan integrated with push-button start and fast-heating convenience.

The Old Town Predator kayak won Best Boat in the ICAST Best of Show competition and has been enthusiastically embraced by dealers and anglers. Engineered to be the perfect fishing platform, the Predator boasts seating that can be lowered for paddling, raised for fishing and even flipped aside for standing.

The Eureka! Taron 3 was named best tent for deal hunters in the *Men's Journal* Summer Gear Guide, while *Backpacker* described the Midori 2 as a "killer value" offering outstanding livability. Both tents deliver the ultimate in volume, venting and versatility.




WHERE WE'RE
HEADED



Thriving with sustainable growth

EXCEEDING EVER-GROWING EXPECTATIONS

Our 2015 three-year strategic plan focuses on achieving sustained profitable growth in every Johnson Outdoors business, keeping the balance sheet strong while growing profits faster than sales.

In an intensely competitive marketplace, we stand out and stay ahead with meaningful innovation, richer consumer insights, win-win customer partnerships and engaged, energized employees. Our strategy builds on our strengths, including deep category knowledge, multi-channel distribution, product and technology expertise and outstanding customer service.

We consistently emphasize efficient use of capital, invest in our businesses and brands to keep them strong, evaluate new growth segments and acquisition opportunities, and pursue operational excellence.

Our plan recognizes that embracing and exceeding the ever-growing expectations of customers and consumers is key to our continued success, to creating Value Plus.

CONSISTENTLY CREATING VALUE+PLUS

Our winning strategy at a glance

Here's an overview of Johnson Outdoors objectives and goals through 2015.



	OBJECTIVE	GOAL
V	Vibrant portfolio of businesses	3-5% sales CAGR
A	Accelerated profitability	6-7% operating profit
L	Leverage brands & technology	Strong new product pipelines
U	Unique insights & partnerships	Continued new product success and growth for valued customers
E	Engaged & energized employees	Attract and retain the best people



CASE IN POINT

Marine Electronics brings VALUE+PLUS to life

Pioneering fishing electronics capture more of the boat

The Marine Electronics Group is our primary growth driver, offering proof positive that Johnson Outdoors has what it takes to create Value Plus.

Strong, organic growth. Investing in core brands and segments, as we did this year by increasing the thrust and energy efficiency of Minn Kota® trolling motors, gives us a solid foundation on which to build.

Smart expansion. Moving into related segments like wireless remote boat steering systems and shallow water anchors increases market penetration and share.

Meaningful innovation. Staying on top of rapid technology advancements helps us meet enthusiasts' ever-increasing price/value expectations. Growth is a direct result of enhancing the fishing experience with a breakthrough combination of mapping, fishfinding and automatic steering and speed control.

Strategic acquisitions. We look to add category creators with proprietary technology—like Humminbird® and its 360 Imaging®. In eight years, the Humminbird brand has grown 150 percent.

Bottom-line results. Since 2000, Marine Electronics has grown from one brand in one segment to four brands in 12 segments. In 2013, Minn Kota and Humminbird each marked a third consecutive year as $100 million brands, unique in our industry—and a true Value Plus for our customers, consumers and shareholders.




MINN KOTA
MINN KOTA
TERROVA


MINN KOTA


HUMMINBIRD
Depth
102
Course
005
33.8
Temp.
63.8
Speed
2.3

Minn Kota® Terrova motors can be powered by the **iPilot® Link™** while the new touchscreen brings the power of **Humminbird®** smart electronics and **LakeMaster®** maps to the angler's fingertips.







HOW WE'LL GET THERE

BIG POND


EVINRUDE
E-TEC
TALON

BIGGER OPPORTUNITY

Knowing our market and consumers

Within the $6 billion outdoor recreation equipment marketplace, Johnson Outdoors competes in the biggest segments, where there's plenty of room to grow. We play where we know we can win, focusing on the industries and activities where we have 45 years of experience and insight. And we target outdoor enthusiasts—the people who recreate more, demand more and spend more. These highly engaged consumers make up nearly half the market. While they demand ever-increasing quality, service and performance, they also reward meaningful price/value. Johnson Outdoors marries insight and innovation to deliver the experience enthusiasts desire—a Value Plus to drive long-term, sustainable growth.



Mining data to help our customers succeed

PARTNERING FOR THE WIN-WIN

Our customers want a partner who can help grow their business. Johnson Outdoors delivers with critical market insight; we're industry pioneers in customer data analytics. Gathering real-time point-of-sale data from key customers, we can tell, for example, how many Minn Kota® i-Pilot® Link™ units are in stock at the Cabela's in East Grand Forks, Minnesota; how long they've been there; how many have sold in the Midwest; and how that compares to previous-year sales.

The result: Everybody wins with sharper marketing strategy, improved inventory control and better margins. Customers have achieved double-digit growth in our categories. And we've improved forecasting, promotions planning and early new product sales assessments, supporting first-season success. That helps retailers move product across their footprint to meet consumer demand, eliminating costly overstock and out-of-stock positions.

Expanding the footprint of Johnson Outdoors distribution

CHANNELING SUCCESS





Outdoor enthusiasts consider shopping for equipment an extension of their chosen activity. Johnson Outdoors connects with these engaged consumers through multiple distribution channels in 80 countries.

Our wide scope of distribution reaches the many places where enthusiasts gather to discuss and discover the latest gear, from small local dealers to larger regional and national retailers. Our innovative products and unique retail programs create the Value Plus that keeps everyone talking about Johnson Outdoors.

Our distribution footprint includes:

- Sporting goods retailers and chains
- Outdoor specialty dealers
- Paddle sports retailers
- Dive specialty stores
- Marine distributors
- Original equipment manufacturers
- Exports
- Resorts
- Government/military
- Rentals
- Direct mail/catalogs

FROM WOW! TO WANT

The power of meaningful innovation



Innovation drives growth for Johnson Outdoors, our markets and our customers. Our iterative process begins with deeper, richer insights into our consumers; intense understanding of our activities; and the technical expertise to translate that knowledge into products that are better than what's out there. Breakthroughs like Jetboil®'s patented, highly efficient heat transfer technology, which revolutionized personal outdoor cooking, launch entire new product categories. And we keep on pushing the envelope, this year introducing the Jetboil Joule™, whose easy-to-pack two-quart cooking pot makes it easier to feed a hungry group fast.

While not all innovation is breakthrough, it must be meaningful to be a must-have. Our innovations provide a unique point of difference to surprise and delight outdoor enthusiasts—which makes it no surprise that a third or more of Johnson Outdoors sales come from new products.


Old Town
PREDATOR

CASE IN POINT

The Predator stands tall

Unmatched consumer insights engineered the most sought-after fishing kayak of the year

As the first product created under new Watercraft leadership, the Old Town® Predator fishing kayak is a textbook example of Johnson Outdoors strengths in action.

Targeting big opportunity. With strong entries in fishing kayaks, paddling's fastest-growing segment, we still saw the potential to break out with an even better boat.

Insight and innovation. Listening to dealers and consumers led to our "aha!" moment: The people buying fishing kayaks are anglers first, paddlers second—and what matters to an angler is different than what matters to a paddler. The Predator is designed for anglers who want to paddle to their favorite spots, with unmatched stability and easy paddling; a three-position seat to fit the angler's preferred stance; and six plates for mounting rod holders, electronics and tackle accessories without having to drill into the hull.

Powerful partnerships. We involved anglers intimately in every step of the Predator's development, from concept to commercialization and beyond. And initial sales through our specialty channel partners are strong.

Winning results. The Predator has won an ICAST Best of Show award—and accolades from dealers and anglers.



A day on the water with Fox News

Fox Business Network's Jeff Flock interviewed Johnson Outdoors Chairman and CEO Helen Johnson-Leipold at an apt location: Eagle Lake, Wisconsin...specifically, on the lake. In segments for Fox Business Briefs and for "The Conference Room," Jeff and Helen fished and paddled—at one point, side by side in recently unveiled Old Town® Predator 13 fishing kayaks. They discussed the economy and business performance, company history and Johnson Outdoors innovation. When the cameras stopped rolling, Jeff's interest continued; he bought a **Necky® Manitou 14™** day touring kayak for himself.



Jeff Flock and Helen Johnson-Leipold paddling on Eagle Lake.

Maintaining leading market positions

Every year, Johnson Outdoors brands achieve new levels of innovation, performance and quality. That translates into a portfolio of award-winning brands that outperform their competitors and create new markets.

#1 IN THEIR MARKETS

- **Minn Kota®** | Motors
- **Humminbird®** | Fishfinders
- **LakeMaster®** | Digital Maps
- **Cannon®** | Downriggers
- **SCUBAPRO®** | Diving Gear
- **Jetboil®** | Personal Cooking Systems

#2 IN THEIR MARKETS

- **Eureka!®** | Family Tents
- **Silva®** | Field Compasses
- **Minn Kota®** | Shallow Water Anchors
- **Old Town®** | Canoes
- **Necky®** | Kayaks
- **Ocean Kayak™** | Kayaks

MINN KOTA®

LAKEMASTER™


minn kota

HUMMINBIRD®

CANNON®

SUBGEAR®


SCUBAPRO

SCUBAPRO®

BRANDS

Old Town
CANOES KAYAKS

OCEAN KAYAK™


NECKY

JETBOIL®

Eureka!®


JETBOIL®

NECKY® KAYAKS


Eureka!

carlisle.
PADDLE GEAR

extrasport.


Old Town

Silva.



Thomas F. Pyle, Jr.
Vice Chairman of the Board since 1997. Chairman, The Pyle Group; Director, Sub-Zero Wolf, Inc.; Non-Executive Chairman of Uniek, Inc.; Trustee, Wisconsin Alumni Research Foundation; Trustee, University Research Park, Inc. and Trustee, Morgridge Institute for Research. Member, University of Wisconsin Chancellor's Advisory Council.

Helen P. Johnson-Leipold
Chairman of the Board since 1999. Chairman and CEO, Johnson Outdoors; Chairman and Director, Johnson Financial Group, Inc.; Director, S.C. Johnson & Son, Inc.; Chairman, The Johnson Foundation.

Terry E. London
Director since 1999. President and CEO, London Broadcasting Company, Inc.; past President, London Partners, LLC; past President and CEO, Gaylord Entertainment Company; Director, Pier 1 Imports.

BOARD OF

 Board of Directors photo by John Sibilski Photography



Edward F. Lang
Director since 2006. Senior Vice President and Chief Financial Officer of the New Orleans Saints and New Orleans Pelicans; past President of Business Operations and Alternate Governor, Nashville Predators; Member of the College of Business Visiting Committee of Loyola University.

John M. Fahey, Jr.
Director since 2001. Chairman, National Geographic Society; Director, Exclusive Resorts; Member of the Board, Smithsonian National Museum of Natural History.

W. Lee McCollum
Director since 2005. Director, Johnson Financial Group, Inc.; Chairman of the Board and Director, Le Groupe Fruits & Passion; Director, Sigma Aldrich Corporation; Director, Coastal South Bancshares, Inc.

DIRECTORS

Strong leadership

Our executive team draws on insight, industry experience and a passion for outdoor recreation to lead our dedicated employees in delivering Value Plus.



Helen P. Johnson-Leipold
Chairman and CEO

EXECUTIVE TEAM



David W. Johnson
Vice President and CFO



Kelly Grindle
Senior Group Vice President, Marine Electronics & Diving



Bill Kelly
Group Vice President
Outdoor Gear & Watercraft



Joe Stella
Group Vice President
Global Diving



John Moon
Vice President and Chief Information Officer



Alisa Swire
Corporate Secretary, Vice President and General Counsel



Sara Vidian
Vice President
Human Resources



Cynthia Georgeson
Vice President
Worldwide Communication

 Executive team photos by John Sibilski Photography



Certain matters discussed in this report are "forward-looking statements" intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see "Forward Looking Statements" in the 2013 Form 10-K for a discussion of uncertainties and risks associated with these statements.

www.johnsonoutdoors.com

Publisher: Cynthia Georgeson
Vice President-Worldwide Communication
Johnson Outdoors Inc.

Design: Lynne and Gil Leigh, Modern Media

Editor: Mary Jo Thome

Production Coordinator: Amy Helvick

FSC printed on recycled paper

Corporate Secretary
Johnson Outdoors Inc. • 555 Main Street • Racine, WI
USA • 53403-1015

For more information, contact:
Johnson Outdoors Inc.
Cynthia Georgeson
Vice President, Worldwide Communication
262-631-6600 • cgeorges@johnsonoutdoors.com

To contact the Board of Directors directly, visit:
http://investor.johnsonoutdoors.com/contactBoard.cfm

JOHNSON OUTDOORS

THE SPIRIT OF ADVENTURE

JohnsonOutdoors.com